                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                       JTS
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    465940104
                                 (CUSIP Number)

                                   Mehul Patel
                               Cooley Godward LLP
                   Five Palo Alto Square, 3000 El Camino Real
                            Palo Alto, CA 94306-2155
                                 (650) 843-5763
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 26, 1997
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                        (Continued of following page(s))
                               Page 1 of 19 pages

                                  SCHEDULE 13D


CUSIP No.     465940104                                      PAGE 2 OF 19 PAGES

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 HELEN TRAMIEL
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            USA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          11,597,315
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            11,597,315
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,597,315 shares
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.32
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     465940104                                       PAGE 3 OF 19 PAGES

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         JACK TRAMIEL
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            USA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          6,832,611
     OWNED BY         ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            6,830,611
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,832,611
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.31
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     465940104                                       PAGE 4 OF 19 PAGES

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 DAVID T. MITCHELL
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            USA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          4,607,696 INCLUDES 1,187,500 SHARES OF ISSUERS COMMON
      OWNED BY            STOCK EXCERCISABLE WITHIN 60 DAYS
        EACH          ----------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON             4,607,696 INCLUDES 1,187,500 SHARES OF ISSUERS COMMON
        WITH              STOCK EXCERCISABLE WITHIN 60 DAYS
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,607,696 INCLUDES 1,187,500 SHARES OF ISSUERS COMMON STOCK EXCERCISABLE WITHIN 60 DAYS
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.90
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     465940104                                       PAGE 5 OF 19 PAGES

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 ALTA V LIMITED PARTNERSHIPS
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          3,896,550
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            3,896,550
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,896,550
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.46
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     465940104                                       PAGE 6 OF 19 PAGES

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               JEAN DELEAGE, GENERAL PARTNER OF ALTA V MANAGEMENT PARTNERS L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY           3,896,550
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            3,896,550
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,896,550
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              2.46
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     465940104                                       PAGE 7 OF 19 PAGES

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 SIRJANG L. TANDON
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            USA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          5,080,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            5,080,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,080,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              3.20
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     465940104                                       PAGE 8 OF 19 PAGES

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 LUNENBURG SA
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,911,673
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,911,673
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,911,673
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.20
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     465940104                                       PAGE 9 OF 19 PAGES

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 D & U TANDON
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                           0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY           1,013,336
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,013,336
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,013,336
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              .64
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     465940104                                      PAGE 10 OF 19 PAGES

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 TANDON FAMILY PARTNERSHIP
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          4,350,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            4,350,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,350,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              2.74
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     465940104                                     PAGE 11 OF 19 PAGES

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                SIRJANG L. TANDON - GENERAL PARTNER OF TANDON FAMILY PARTNERSHIP
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          4,350,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            4,350,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,350,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              2.74
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     465940104                                      PAGE 12 OF 19 PAGES

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 J & S TANDON
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,013,335
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,013,335
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,013,335
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              .64
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     465940104                                      PAGE 13 OF 19 PAGES

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 LUNENBURG SA
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          500,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            500,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      500,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              .31
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

This Schedule 13D (the "Schedule 13D") is being filed by Helen Tramiel, Jack Tramiel, David T. Mitchell, Alta V Management Partnership, Lunenburg SA, D&U Tandon LLC, Sirjang L. Tandon, Tandon Family Partnership, J&S Tandon, LLC and Lunenburg SA (the "Reporting Persons") who entered into a Stockholder's Agreement dated as of September 25, 1997 in connection with a Securities Purchase Agreement (the "Securities Purchase Agreement" dated as of September 25, 1997) between JTS Corporation (the "Company" as the "Issuer") and Amber Arbitrage LDC, Jack Tramiel, Sirjang L. Tandon and David T. Mitchell (the "Investors") relating to a proposed financing (the "Transaction") of the Company, consisting of an aggregate of 28,802 shares of Series D Convertible Preferred Stock (collectively the "Series D Shares" and each a "Series D Share") of the Company. Amber Arbitrage is a private investment fund ("Amber"), Jack Tramiel, David T. Mitchell, Sirjang L. Tandon are the management investors (the "Management Investors").

ITEM 1.        SECURITY AND ISSUER

Class of Securities:  Common Stock

Issuer:               JTS Corporation

Principal Address:    166 Baypointe Parkway
                      San Jose, CA  95134
                      Telephone: (408) 468-1800

ITEM 2.        IDENTITY AND BACKGROUND

        (a)    Reporting Persons

               i.     Helen Tramiel ("HT")
               ii.    Jack Tramiel ("JT")
               iii.   David T. Mitchell ("DTM")
               iv.    Alta V Limited Partnership ("Alta V")
               v.     Sirjang L. Tandon (SLT)
               vi.    Lunenburg SA ("L1")
               vii.   D & U Tandon ("D&U")
               viii.  Tandon Family Partnership (Tandon)
               ix.    J & S Tandon "(J&S")
               x.     Lunenburg SA ("L2")

        (b)    Principal Business Address

               i.     18331 Lexington Drive, Monte Sereno, CA 95030
               ii.    18331 Lexington Drive, Monte Sereno, CA 95030
               iii.   JTS Corporation, 166 Baypointe Pkwy, San Jose, CA 95134
               iv.    One Embarcadero Ctr. Ste 4050, San Francisco, CA 94111
               v.     Tandon Associates, 2125-B Madera Rd, Simi Valley, CA 93036
               vi.    Tandon Associates, 2125-B Madera Rd, Simi Valley, CA 93065
               vii.   Tandon Associates, 2125-B Madera Rd, Simi Valley, CA 93065
               viii.  Tandon Associates, 2125-B Madera Rd, Simi Valley, CA 93065
               ix.    Tandon Associates, 2125-B Madera Rd, Simi Valley, CA 93065
               x.     Tandon Associates, 2125-B Madera Rd, Simi Valley, CA 93065

        (c)    Principal Occupation/Principal Business

               i.     Affiliate Spouse
               ii.    Director of JTS Corporation
               iii.   President/CEO of JTS Corporation
               iv.    Investments

               v.     Investments
               vi.    Investments
               vii.   Investments
               viii.  Investments
               ix.    Investments
               x.     Investments

        (d)           None

        (e)           None

        (f)    i.     United States of America
               ii.    United States of America
               iii.   United States of America
               iv.    California
               v.     United States of America
               vi.    California
               vii.   California
               viii.  California
               ix.    California
               x.     California

ITEM 3         SOURCE AND AMOUNT OF FUNDS OR FUNDS OR OTHER CONSIDERATION

        The shares of Common Stock of Issuer reported as beneficially owned by HT in Item 5 have been purchased with personal funds as the spouse of an affiliate. HT beneficially owned a total of 11,597,315 shares of the Common Stock of Issuer as of the date of this transaction.

        The shares of Common Stock of Issuer reported as beneficially owned by JT in Item 5 have been purchased with personal funds. JT has paid a total of $3,000,375 for an aggregate of 3,429 shares of Series D Preferred Stock convertible into an aggregate of 17,145,000 shares of Common Stock. JT beneficially owns a total of 12,602,713 of common stock at the time of this transaction. JT disclaims beneficial ownership of all but 707,611.

        The shares of Common Stock of Issuer reported as beneficially owned by DTM in Item 5 have been purchased with personal funds. DTM has paid a total of $200,375 for an aggregate of 229 shares of Series D Preferred Stock convertible into an aggregate of 1,145,000 shares of Common Stock. DTM beneficially owned a total of 4,010,196 shares (includes 1,187,500 shares of Issuer's Common Stock exercisable within 60 days of the date of this transaction) of the Common Stock of Issuer before this transaction.

        The shares of Common Stock of Issuer reported as beneficially owned by Alta V in Item 5 have been purchased with working capital. Alta V beneficially owned 3,896,550 shares of the Common Stock of the Issuer as of the date of this transaction.

        The shares of Common Stock of Issuer reported as beneficially owned by SLT in Item 5 have been purchased with personal funds. SLT has paid a total of $2,000,255 for an aggregate of 2,286 shares of Series D Preferred Stock convertible into an aggregate of 11,430,000 shares of Common Stock (includes 1,000,000 shares of Issuer's Common Stock exercisable within 60 days of the date of this transaction).

        The shares of Common Stock of Issuer reported as beneficially owned by L1 in Item 5 have been purchased with working capital. L1 beneficially owned 1,911,673 shares of the Common Stock of the Issuer as of the date of this transaction.

        The shares of Common Stock of Issuer reported as beneficially owned by D&U in Item 5 have been purchased with working capital. D&U beneficially owned 1,013,336 shares of the Common Stock of the Issuer as of the date of this transaction.

        The shares of Common Stock of Issuer reported as beneficially owned by Tandon in Item 5 have been purchased with working capital. Tandon beneficially owned 4,350,000 shares of the Common Stock of the Issuer as of the date of this transaction.

        The shares of Common Stock of Issuer reported as beneficially owned by J&S in Item 5 have been purchased with working capital. J&S beneficially owned 1,013,335 shares of the Common Stock of the Issuer as of the date of this transaction.

        The shares of Common Stock of Issuer reported as beneficially owned by L2 in Item 5 have been purchased with working capital. L2 beneficially owned 500,000 shares of the Common Stock of the Issuer as of the date of this transaction.

ITEM 4.        PURPOSE OF TRANSACTION

On September 25, 1997, the Investors and the Company entered into a securities purchase agreement (the "Securities Purchase Agreement") relating to a proposed financing (the "Transaction") of the Company, consisting of an aggregate of 28,802 Series D Shares of the Company at an aggregate purchase price of $25,201,750. Each Series D Share is convertible by the holder thereof into 5,000 shares of Common Stock by the payment of additional consideration equal to $.65265 per share of Common Stock issuable upon such conversion, subject to adjustment for stock splits and similar events.

On September 26, 1997, the closing of the Transaction occurred, pursuant to which the purchase price for the Series D Shares as well as certificates representing the Series D Shares were placed in escrow (the "Escrow") with Cooley Godward, LLP, as escrow agent (the "Escrow Agent"), pursuant to an Escrow Agreement (the "Escrow Agreement") among the Investors, such other investors, the Company and the Escrow Agent. Pursuant to the Escrow Agreement, the funds in the Escrow are the property of the Investors and the other purchasers and the Series D Shares in the Escrow are the property of the Company, in each case until delivered pursuant to the Escrow Agreement by the Escrow Agent upon the instruction of a representative designated by a majority in interest of the purchasers, who shall have sole discretion to cause the delivery of such funds and shares at any time until May 31, 1998. Notwithstanding the foregoing, prior to the expiration or early termination of the statutory waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976 with respect to the purchase and sale contemplated in the Securities Purchase Agreement, the Escrow Agent shall not be permitted to release to the Company any of the funds or release to the purchasers any of the shares unless there remains in the Escrow an aggregate of $6,714,750 and 7,674 Series D Shares. Immediately after the entering into of the Escrow Agreement $9,000,250 aggregate amount of purchase price was delivered to the Company from the Escrow, of which $1,857,625 was attributable to Amber and 10,286 Series D Shares were delivered from the Escrow, of which 2,123 Series D Shares were delivered to the Management Investors.

The Management Investors acquired the Series D Shares of the Company reported herein as being owned by it for investment purposes. Depending upon market conditions and other factors that the Management Investors may deem material to its investment decision, the Management Investors may purchase securities of the Company in the open market or in private transactions, or may dispose of all or a portion of the Series D Shares or other securities of the Company that it now owns or hereafter may acquire, subject to restrictions on transfer under the securities laws and under the documents pursuant to which such securities were purchased.

Pursuant to the terms of conversion set forth in Paragraph 1, the Series D Shares subject to the Securities Purchase Agreement are convertible into an aggregate of 144,010,000 shares of Common Stock, of which the Series D Shares purchased and to be purchased by the Management Investors are convertible into 29,720,000 shares of Common Stock. The Company has informed the Investors that as of September 26, 1997, there were only 63,295,773 shares of Common Stock available for issuance upon conversion of Series D Shares. Pursuant to the Securities Purchasing Agreement, the Company agreed to hold its 1998 annual meeting of stockholders no later than July 9, 1998 and to hold a special meeting of stockholders by November 30, 1997 (unless the proxy statement relating to such meeting is reviewed by the Securities and Exchange Commission, in which case the length of time of such review shall be added to the above date) and to propose at such special meeting and every special or annual meeting thereafter until adopted, an amendment (the "Amendment") to the Certificate of Incorporation of the Company, raising the number of authorized shares of Common Stock to at least the number of shares of Common Stock issuable upon conversion of the Series D Shares. In addition, the Amendment will permit holders of not less than 25% of the outstanding voting power of the Company to call a special meeting of stockholders. The Company agreed that it would not submit any other proposals for stockholder approval until the Amendment is approved, unless upon the advice of counsel the Company determines that it is obligated to do so under the Company's charter documents, by law or judicial order, or in order to discharge its fiduciary obligations. The Company agreed that it would not issue any additional equity securities or securities exercisable to purchase or convertible into or exchangeable for equity securities until the Amendment is approved, other than the securities reserved for issuance pursuant to the Securities Purchase Agreement. The Company further agreed that any additional equity securities issued after approval of the Amendment which have a liquidation preference senior to the Series D Preferred Shares shall be subject to a right of first refusal in favor of the Investors.

The Reporting Persons are holders of an aggregate of 40,802,516 shares of Common Stock of the Company entered into a Stockholders Agreement, dated September 25, 1997, pursuant to which the Reporting Persons agreed to vote their shares of Common Stock in favor of the Amendment at any and all meetings of stockholders of the Company until such Amendment is adopted or September 25, 2018, if earlier. In addition, the Reporting Persons gave their proxy to a designee of AMBER in order to vote in favor of the Amendment.

The Investors entered into a Sale Lock-up Agreement dated September 25, 1997, pursuant to which they agreed that without the prior written consent of the Company, for a period of one year from the date of such Sale Lock-up Agreement, such purchasers would not offer, sell, or otherwise dispose of more than 50% of the Series D Shares or Common Stock issuable upon conversion of such 50% of the Series D Shares, subject to certain exceptions.

In conjunction with the Securities Purchase Agreement, the Company, the Management Investors and the other purchasers of the Series D Shares entered into a Registration Rights Agreement pursuant to which the Company agreed to file a registration statement on Form S-3 on or before October 15, 1997 with respect to the shares of Common Stock issuable upon conversion of the Series D Shares and use its best efforts to cause such registration statement to be declared effective on or before January 15, 1998.

A copy of the Stockholder Agreement is attached as Exhibit 7.1 to this statement, and is incorporated herein by reference. The description of the Stockholder Agreement herein is not complete and is qualified in its entirety by reference to the Stockholder Agreement.

ITEM 5.        INTEREST IN THE SECURITIES OF THE ISSUER

                                 HT                 JT                  DTM                ALTA V                SLT
                             ----------          ----------           ---------           ---------          ----------
Common Beneficial            11,597,315           6,832,611           4,607,696           3,896,550           5,080,000
Owner

Percentage of Class                7.32                4.31                2.90                2.46                3.20

Sole Voting Power                   -0-                 -0-                 -0-                 -0-                 -0-

Shared Voting Power          11,597,315          17,852,611           5,342,696           3,896,550          12,430,000

Sole Disposition             11,597,315          17,852,611           5,342,696           3,896,550          12,430,000
Power

Shared Disposition                  -0-                 -0-                 -0-                 -0-                 -0-
Power

                                 L-1                D&U                TANDON               J&S                    L2
                              ---------           ---------           ---------           ---------             -------
Common Beneficial             1,911,673           1,013,336           4,350,000           1,013,335             500,000
Owner

Percentage of Class                1.20                 .64                2.74                 .64                 .31

Sole Voting Power                   -0-                 -0-                 -0-                 -0-                 -0-

Shared Voting Power           1,911,673           1,013,336           4,350,000           1,013,335             500,000

Sole Disposition              1,911,673           1,013,336           4,350,000           1,013,335             500,000
Power

Shared Disposition                  -0-                 -0-                 -0-                 -0-                 -0-
Power

On September 29, 1997, pursuant to the Securities Purchase Agreement, the Management Investors purchased the below mentioned Series D Shares.

                                JT             DTM           ST
                              -----            ---          -----
Series D Beneficial          3,429            229          2,286
 Owner

Percentage of Class           11.9            .79            7.9

Sole Voting Power            3,429            229          2,286

Shared Voting Power            -0-            -0-            -0-

Sole Disposition             3,429            229          2,286
Power

Shared Disposition             -0-            -0-            -0-
Power

Series D Purchased           1,225             82            816




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 4 for a description of the Securities Purchase Agreement and the Stockholder Agreement. See Item 7 for exhibit references to the Securities Purchase Agreement and the Stockholder Agreement.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

        1. Stockholder Agreement, dated September 25, 1997, by and between JTS and the Reporting Persons.

        2. Securities Purchase Agreement, dated September 25, 1997, by and between JTS and the Investors.

        3. Lock Up Agreement, dated September 25, 1997, by and between the Investors.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 1997                        /s/ Helen Tramiel
                                       -------------------------------
                                       HELEN TRAMIEL

                                       /s/Jack Tramiel
                                       -------------------------------
                                       JACK TRAMIEL

                                       /s/David T. Mitchell
                                       -------------------------------
                                       DAVID T. MITCHELL

                                       /s/Alta V. Limited Partnership
                                       -------------------------------
                                       ALTA V LIMITED PARTNERSHIP by
                                       ALTA V MANAGEMENT PARTNERSHIP

                                       /s/Sirjang L. Tandon
                                       -------------------------------
                                       SIRJANG L. TANDON

                                       /s/Lunenburg SA
                                       -------------------------------
                                       LUNENBURG SA

                                       /s/D & U Tandon LLC
                                       -------------------------------
                                       D & U TANDON LLC

                                       /s/Tandon Family Partnership
                                       -------------------------------
                                       TANDON FAMILY PARTNERSHIP

                                        /s/J & S Tandon LLC
                                       -------------------------------
                                       J & S TANDON LLC

                                       /s/Lunenburg SA
                                       -------------------------------
                                       LUNENBURG SA